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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On June 6, 2003, Bookham Technology plc (the "Company") issued a press release announcing the launching at IMS 2003 one of the first European-based commercial processes to use 6-inch-GaAs-wafer technology. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference.

        On June 9, 2003, the Company filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from December 8, 2002 to June 7, 2003 with respect to Measurement Microsystems A-Z Inc. A copy of this return is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        On June 11, 2003, the Company issued a press release announcing that all of the resolutions at the Annual General Meeting of the Company were passed. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

        On June 11, 2003, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Change in Interests of Directors. A copy of this notification is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

        On June 16, 2003, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for David Simpson. A copy of this notification is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Exhibits

99.1
Press Release issued on June 6, 2003.

99.2
Schedule 5, Block Listing Six Monthly Return for the period from December 8, 2002 to June 7, 2003, as filed with the UK Listing Authority.

99.3
Press Release issued on June 11, 2003.

99.4
Notification of Change in Interests of Directors filed with the UK Listing Authority on June 11, 2003.

99.5
Notification of Interests of Directors and Connected Persons filed with the UK Listing Authority on June 16, 2003 with respect to David Simpson.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: July 8, 2003	By:	/s/ STEPHEN ABELY Name: Stephen Abely Title: Chief Financial Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page

99.1	Press Release issued on June 6, 2003.	2
99.2	Schedule 5, Block Listing Six Monthly Return for the period from December 8, 2002 to June 7, 2003, as filed with the UK Listing Authority.	5
99.3	Press Release issued on June 11, 2003.	6
99.4	Notification of Change in Interests of Directors filed with the UK Listing Authority on June 11, 2003.	7
99.5	Notification of Interests of Directors and Connected Persons filed with the UK Listing Authority on June 16, 2003 with respect to David Simpson.	8

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Signatures
BOOKHAM TECHNOLOGY PLC INDEX TO EXHIBITS